S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No. 9-06

          June 19, 2006

INCA PROJECT UPDATE

SAMEX is currently constructing and outfitting new office and camp facilities at the INCA copper-gold-moly exploration project in northern Chile (see map).  In preparation for first phase exploration and core-drill planning, detailed topographic maps will be produced from orthographic air-photos (approximately 45 sq. kms.), which will soon be flown over the core mineralized area of the property.  Details of work programs will be announced when completed.

President Jeff Dahl comments; “The INCA project represents an outstanding opportunity for SAMEX within a historic mining district that was previously under-explored but is now awakening with significant new discovery possibilities.”

The INCA property is located 90 kilometers north of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the large El Salvador copper mine. The location is well-situated with good access, expansive surrounding space for large mining operation infrastructure, and bringing in water and electrical power.  SAMEX plans to carry out a concerted exploration effort at the INCA project to search for large porphyry-hosted copper-gold-molybdenum deposits.  Of interest, Chilean national mining company, CODELCO, continues to pursue drill exploration of its recent porphyry copper discovery on the property adjacent to the INCA project.

“Jeffrey P. Dahl” - President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.